UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ x ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CanniMed Therapeutics Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Aurora Cannabis Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

13767U
(CUSIP Number of Class of Securities (if applicable))

CanniMed Therapeutics Inc.
1 Plant Technology Rd. Box 19A, RR#5
Saskatoon, SK,
Canada, S7K 3J8
Telephone: (306) 978-6848

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of CanniMed Therapeutics Inc. and were required to be disseminated to U. S. security holders or published in the United States:

On November 24, 2017, Aurora Cannabis Inc. commenced an offer to purchase all of the common shares of CanniMed Therapeutics Inc. On November 24, 2017, Aurora Cannabis Inc.

º

filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec, via the System for Electronic Document Analysis and Retrieval,

	º	caused to be delivered to holders of securities of CanniMed Therapeutics Inc., and

	º	furnished to the Securities and Exchange Commission on Form CB,

its Offer to Purchase and Circular, together with the exhibits referenced therein.[1]

On January 12, 2018, Aurora Cannabis Inc.

º

filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec, via the System for Electronic Document Analysis and Retrieval,

	º	caused to be delivered to holders of securities of CanniMed Therapeutics Inc., and

	º	furnished to the Securities and Exchange Commission as Exhibit 1.1 to Amendment No. 1 to Aurora Cannabis Inc.’s Form CB,

its Notice of Change of Information Relating to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.[2]

On January 12, 2018, Aurora Cannabis Inc. issued the following news releases pursuant to the orders of the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission dated December 22, 2017:

News release of Aurora Cannabis Inc. dated November 14, 2017, amended and restated with additional information on January 12, 2018, regarding submission of proposal to CanniMed Therapeutics Inc. board and execution of lock-up agreements with CanniMed shareholders2

News release of Aurora Cannabis Inc. dated November 20, 2017, amended and restated with additional information on January 12, 2018, regarding announcement of intention to launch takeover bid for CanniMed Therapeutics Inc.2

On December 27, 2017, Aurora Cannabis Inc. issued the following news release to report the results of hearings held before the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission on December 20-21, 2017, in connection with Aurora Cannabis Inc.'s offer to purchase all of the common shares of CanniMed Therapeutics Inc.:

News release of Aurora Cannabis Inc. dated December 27, 20172

As permitted under Canadian takeover bid rules, Aurora Cannabis Inc. has completed certain normal course purchases of CanniMed Therapeutics Inc. common shares through the facilities of The Toronto Stock Exchange, as disclosed in the following news releases:

News release of Aurora Cannabis Inc. dated December 29, 2017, announcing the purchase of 450,000 shares of CanniMed Therapeutics Inc.2

News release of Aurora Cannabis Inc. dated January 2, 2018, announcing the purchase of 116,000 shares of CanniMed Therapeutics Inc.2

News release of Aurora Cannabis Inc. dated January 4, 2018, announcing the purchase of 91,800 shares of CanniMed Therapeutics Inc.2

News release of Aurora Cannabis Inc. dated January 5, 2018, announcing the purchase of 24,600 shares of CanniMed Therapeutics Inc.2

News release of Aurora Cannabis Inc. dated January 12, 2018, announcing the purchase of 7,400 shares of CanniMed Therapeutics Inc.2

News release of Aurora Cannabis Inc. dated January 15, 2018, announcing the purchase of 10,800 shares of CanniMed Therapeutics Inc. 3

On January 24, 2018, Aurora Cannabis Inc. issued the following joint news release with CanniMed Therapeutics Inc. to announce the entry into a support agreement and new offer terms, in connection with Aurora Cannabis Inc.’s offer to purchase all of the common shares of CanniMed Therapeutics Inc.:

News release of Aurora Cannabis Inc. and CanniMed Therapeutics Inc. dated January 24, 2018, announcing the entry into a support agreement and new offer terms by Aurora Cannabis.4

On January 26, 2018, Aurora Cannabis Inc. filed with Canadian Securities Administrators in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec, via the System for Electronic Document Analysis and Retrieval, the following document:

Support Agreement between Aurora Cannabis Inc. and CanniMed Therapeutics Inc. dated January 24, 2018.5

On January 26, 2018, Aurora Cannabis Inc. filed with Canadian Securities Administrators in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec, via the System for Electronic Document Analysis and Retrieval, the following material change report related to its entry into the Support Agreement with CanniMed Therapeutics Inc. in connection with Aurora Cannabis Inc.’s offer to purchase all issued and outstanding common shares of CanniMed Therapeutics Inc.:

Material Change Report of Aurora Cannabis Inc., dated January 26, 2018, related to its entry into the Support Agreement with CanniMed Therapeutics Inc. in connection with Aurora Cannabis Inc.’s offer to purchase all issued and outstanding common shares of CanniMed Therapeutics Inc.5

On February 6, 2018, Aurora Cannabis Inc. Aurora Cannabis Inc. filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec via the System for Electronic Document Analysis and Retrieval, and caused to be delivered to holders of common shares of CanniMed Therapeutics Inc., the following documents:

its Notice of Variation to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.6

Amended Letter of Transmittal6

On February 6, 2018, Aurora Cannabis Inc. Aurora Cannabis Inc. filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec via the System for Electronic Document Analysis and Retrieval, the following documents:

Lock-up Agreement between Aurora Cannabis Inc. and Brent Zettl dated January 29, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated February 3, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 29, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 29, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 31, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated February 2, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 31, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 29, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 31, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 26, 20187

Lock-up Agreement between Aurora Cannabis Inc. and [Redacted] dated January 31, 20187

On March 9, 2018, Aurora Cannabis Inc. filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec via the System for Electronic Document Analysis and Retrieval, and caused to be delivered to the registered holders of common shares of CanniMed Therapeutics Inc., the following document:

its Notice of Variation and Extension to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc. dated March 9, 20188 and issued the following news release, via the System for Electronic Document Analysis and Retrieval, to announce the success of its Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc., its intention to take up tendered Common Shares of CanniMed Therapeutics Inc. and the mandatory extension of its Offer:

News Release of Aurora Cannabis Inc. dated March 9, 2018, announcing success in its Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc., its intention to take up tendered Common Shares of CanniMed Therapeutics Inc. and the mandatory extension of its Offer8

Notes:

1.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on November 27, 2017, as exhibits to its Form CB

2.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on January 16, 2018 as exhibits to Amendment No. 1 to its Form CB

3.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on January 17, 2018 as an exhibit to Amendment No. 2 to its Form CB

4.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on January 26, 2018 as an exhibit to Amendment No. 3 to its Form CB

5.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on January 30, 2018 as an exhibit to Amendment No. 4 to its Form CB

6.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on February 8, 2018 as an exhibit to Amendment No. 5 to its Form CB

7.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on February 9, 2018 as an exhibit to Amendment No. 6 to its Form CB

8.	Previously furnished to the Securities and Exchange Commission by Aurora Cannabis Inc. on March 12, 2018 as an exhibit to Amendment No. 7 to its Form CB

On March 15, 2018, Aurora Cannabis Inc. issued the following news release, via the System for Electronic Document Analysis and Retrieval, to announce completion of its initial take up of common shares of CanniMed Therapeutics Inc. and commencement of integration of CanniMed Therapeutics Inc. with Aurora Cannabis Inc.:

Exhibit 1.1	News Release of Aurora Cannabis Inc. dated March 15, 2018 announcing completion of initial take up of common shares of CanniMed Therapeutics Inc. and integration of CanniMed Therapeutics Inc. with Aurora Cannabis Inc.

and issued the following joint news release with CanniMed Therapeutics Inc, via the System for Electronic Document Analysis and Retrieval, to announce changes to the board of directors of CanniMed Therapeutics Inc.:

Exhibit 1.2	News Release of Aurora Cannabis Inc. and CanniMed Therapeutics Inc. dated March 15, 2018 announcing changes to the board of directors of CanniMed Therapeutics Inc.

(b)
Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “NOTICE TO CANNIMED SHAREHOLDERS IN THE UNITED STATES”, commencing on the page 6 of the Notice of Variation and Extension to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.

The required legends were also included:

(a)

under the heading “NOTICE TO CANNIMED SHAREHOLDERS IN THE UNITED STATES”, commencing on the page 50 of the Notice of Variation to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc., which was furnished to the Securities and Exchange Commission as Exhibit 1.1 to Amendment No. 5 to Aurora Cannabis Inc.’s Form CB;

(b)

under the heading “NOTICE TO CANNIMED SHAREHOLDERS IN THE UNITED STATES”, commencing on the page 7 of the Notice of Change of Information Relating to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc., which was furnished to the Securities and Exchange Commission as Exhibit 1.1 to Amendment No. 1 to Aurora Cannabis Inc.’s Form CB; and

(c)

under the heading “NOTICE TO HOLDERS IN THE UNITED STATES”, commencing on page v of the original Offer to Purchase and Circular, which was furnished to the Securities and Exchange Commission as Exhibit 1.1 to Aurora Cannabis Inc.’s Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None.

PART III - CONSENT TO SERVICE OF PROCESS

Aurora Cannabis Inc. filed a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB/A relates when it furnished the original Offer to Purchase and Circular to the Securities and Exchange Commission on Form CB on November 24, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA CANNABIS INC.

By:	/s/ Terry Booth
Name:	Terry Booth
Title:	Chief Executive Officer
Date:	March 16, 2018

EXHIBIT INDEX

Exhibit	Description

1.1

News Release of Aurora Cannabis Inc. dated March 15, 2018 announcing completion of initial take up of common shares of CanniMed Therapeutics Inc. and integration of CanniMed Therapeutics Inc. with Aurora Cannabis Inc.

1.2	News Release of Aurora Cannabis Inc. and CanniMed Therapeutics Inc. dated March 15, 2018 announcing changes to the board of directors of CanniMed Therapeutics Inc.